Exhibit 99.2
FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer
New Gold Inc. (“New Gold” or “the “Company”) Suite 1800, 555 Burrard Street Vancouver, British Columbia, V7X 1M9

Item 2.	Date of Material Change
June 27, 2012

Item 3.	News Release
A press release with respect to this material change report was issued by New Gold on June 27, 2012 through Canadian Newswire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change

On June 27, 2012, New Gold announced that the Ontario Superior Court of Justice (the “Court”) had rendered its decision regarding the ownership interests in the El Morro project in Chile; rejecting the claims made by Barrick Gold Corporation (“Barrick”).

Item 5.	Full Description of Material Change

All dollar amounts are expressed in United States dollars.

On June 27, 2012 New Gold announced that the Court had rendered its decision regarding the ownership interests in the El Morro project in Chile. The Court’s decision confirmed that New Gold and Goldcorp Inc. (“Goldcorp”) will continue as partners in the El Morro project. The Court dismissed Barrick’s attempt to claim it should have been New Gold’s partner. Based on the decision, the El Morro transaction between New Gold and Goldcorp, which closed on February 16, 2010, will stand. New Gold holds a fully carried 30 percent interest in the El Morro project and Goldcorp, the project developer and operator, holds the remaining 70 percent.

The Court’s decision relates to the Statement of Claim (the “Claim”) that was originally filed in January 2010 by Barrick against the Company and Goldcorp as well as affiliated subsidiaries, and which was subsequently amended to include Xstrata Plc. (“Xstrata”) and affiliated subsidiaries as defendants. Barrick made the Claim after New Gold exercised its right of first refusal to acquire its previous partner, Xstrata’s 70 percent interest in the project, where the right of first refusal was triggered when Barrick made an offer to purchase Xstrata’s share of the El Morro project. After exercising its right of first refusal, in early 2010, New Gold completed a transaction that resulted in Goldcorp becoming its 70 percent partner in the El Morro project. The Court dismissed Barrick’s claim.

Certain of the key terms under the El Morro shareholders agreement include:

• Goldcorp carries New Gold’s full 30 percent share of the project’s capital costs. The development capital costs, on a 100 percent basis, were most recently estimated at the end of 2011 at $3.9 billion.
• After the start of production, New Gold retains 20 percent of its 30 percent of cash flow with the remaining 80 percent going towards the carried funding and accumulated interest
• The interest rate on the carried funding has been fixed at 4.58%
• Goldcorp is obligated to pay New Gold a penalty payment of $1.5 million per month should Goldcorp not start construction within 60 days of the receipt of requisite permits and approvals

Once in production, New Gold's 30 percent share of annual production is expected to be over 90,000 ounces of gold and 85 million pounds of copper over an initial 17-year mine life. Life-of-mine cash cost is expected to be approximately ($700) per ounce of gold on a by-product basis and approximately $550 per ounce of gold and $1.45 per pound of copper on a co-product basis. Metals price assumptions used to calculate the average life-of-mine El Morro cash cost are $1,200 per ounce of gold and $2.75 per pound of copper.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
The report is not being filed on a confidential basis.

Item 7.	Omitted Information
No information has been omitted.

Item 8.	Executive Officer
Susan Toews, Vice President Legal Affairs, and Corporate Secretary
(604) 639-2003

Item 9.	Date of Report
July 5, 2012

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this material change report, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this material change report, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would",  “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of various transactions will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates; the lack of certainty with respect to the Mexican, Chilean and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the Company is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.